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Exhibit 99.1(a)(3)

24/7 REAL MEDIA, INC.
132 WEST 31st STREET
NEW YORK, NEW YORK 10001
(212) 231-7100

May 31, 2007

Dear Stockholder:

        I am pleased to inform you that on May 17, 2007, 24/7 Real Media, Inc. ("24/7 Real Media") entered into an Agreement and Plan of Merger with WPP Group plc ("WPP") and an indirect wholly-owned subsidiary of WPP.

        Under the terms of the merger agreement, WPP is today commencing a tender offer to purchase all outstanding shares of 24/7 Real Media common stock at a price of $11.75 per share in cash. As set forth in the Offer to Purchase dated May 31, 2007 (the "Offer to Purchase"), the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of Wednesday, June 27, 2007, unless it is extended. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions contained in the merger agreement), this WPP subsidiary will be merged into 24/7 Real Media, and all shares of 24/7 Real Media common stock not purchased in the tender offer (other than shares held by WPP or any of its subsidiaries, shares held by 24/7 Real Media and its subsidiaries, shares held by 24/7 Real Media stockholders who have perfected appraisal rights under Delaware law, and shares subject to certain company stock options and restricted shares) will be converted into the right to receive the same cash price per share paid in the tender offer.

        24/7's Real Media's Board of Directors has unanimously approved the merger agreement, the tender offer, and the merger and has determined that the tender offer and the merger are fair to, and in the best interests of, 24/7 Real Media stockholders. Accordingly, the Board of Directors recommends that you accept the tender offer and tender your shares pursuant to the offer.

        Enclosed with this letter is a Schedule 14D-9 containing the recommendation of 24/7 Real Media's Board of Directors and explaining the reasons behind its recommendation, as well as the background to the transaction and other important information.

        Also accompanying this letter is a copy of WPP's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your 24/7 Real Media shares. Those documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the enclosed materials carefully.

Very truly yours,
/s/ DAVID J. MOORE David J. Moore Chairman and Chief Executive Officer

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24/7 REAL MEDIA, INC. 132 WEST 31st STREET NEW YORK, NEW YORK 10001 (212) 231-7100